HIGHLAND FLOATING RATE ADVANTAGE FUND: EXHIBIT 77C

A Special Meeting of the Shareholders of Highland Floating Rate
Advantage Fund (the "Fund") was held on July 20, 2007, and adjourned to August 3, 2007. The following proposals were submitted for a vote of the shareholders:

1.	The approval of an Agreement and Plan of Reorganization, pursuant to which the Fund would be reorganized into a newly formed Delaware statutory trust, also named Highland Floating Rate Advantage Fund.

A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

NAME                             Agreement and Plan of Reorganization
SHARES VOTED FOR                 89,222,976
PERCENTAGE OF SHARES VOTED       91.75%
SHARES VOTED AGAINST             2,905,221
PERCENTAGE OF SHARES VOTED       2.99%
SHARES WITH AUTHORITY WITHHELD   5,115,115
PERCENTAGE OF SHARES VOTED       5.26%